Exhibit 99.5

NICE inContact CXone Named 'Winner' in Three 2018 CRM Service
Award Categories Further Strengthening Its Leadership as the Number
One Enterprise Cloud Customer Service Platform

CXone sweeps up victories in the Contact Center Analytics, Workforce Optimization and Contact Center Infrastructure
categories, more than any other company this year

Hoboken, N.J., April 11, 2018 – NICE (Nasdaq: NICE) today announced that its NICE inContact CXone Platform has been pronounced the clear 'Winner' in three categories of the 2018 CRM Service Awards by CRM Magazine. The NICE platform took the top spot in each category after receiving the highest scores in the editors' survey of leading industry analysts and consultants who give their impressions on company direction, customer satisfaction, and overall cost. Company financial data is also factored into overall scores.

The NICE inContact CXone Platform was selected as the 'Winner' and received rave reviews in the following categories:

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Contact Center Analytics: NICE inContact CXone Platform took the winning position by notching up high scores for the depth of its functionality, clarity in company direction as well as customer satisfaction. Paul Stockford, President and Chief Analyst at Saddletree Research called NICE “the gold standard in the analytics market segment, where it is almost untouchable" in the winner's summary.

•
Workforce Optimization: In this category, the NICE inContact CXone Platform took the top spot by demonstrating comprehensiveness of functionality, company direction and customer satisfaction. In the winner's review, Sheila McGee-Smith, Founder and President of McGee-Smith Analytics, mentioned “having NICE workforce elements tightly integrated with NICE inContact’s cloud contact center application is what many types of customers are looking for.”, while Dick Bucci, Chief Analyst at Pelorus Associates added that NICE “has a complete product line that is well integrated and stands out for its innovative use of advanced analytics technology.”

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Contact Center Infrastructure: The CXone platform's ability to deliver "a complete solution for omnichannel routing, workforce optimization, analytics, automation, and artificial intelligence, all on an open-cloud foundation" resulted in NICE winning this award" as mentioned in the winner's review. Paul Stockford, President and Chief Analyst at Saddletree Research also cited “A highly innovative cloud platform, clear market vision, and a demonstrated ability to execute—NICE has it all.”

Miki Migdal, President of the NICE Enterprise Product Group said: "Being selected as the sole 2018 CRM Service Award 'Winner' in three categories, the most this year by any company, solidifies our leadership in the customer service domain. We're also pleased to have analysts highlight some of the characteristics that make our offering outstanding. We believe the wins reflect the innovative capabilities of our NICE inContact CXone Platform and the immense value it delivers to our customers. The cloud, together with analytics and automation, are major areas of innovative focus for NICE as is the delivery of omnichannel solutions, all of which we believe help drive flawless customer experience."

The 15th annual CRM Service Awards names one winner, denoting the company receiving the highest overall score; four CRM Service Leaders; and a “One to Watch.” Recipients of the CRM Service Leader Awards are determined through an extensive process and proprietary rating formula.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.